US BioEnergy Corporation
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077

January 7, 2008
VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010
Attention:	Terence O’Brien
Branch Chief

RE:	US BioEnergy Corporation
Form 10-K for Year Ended December 31, 2006
File No. 001-33203

Ladies and Gentlemen:
     This letter sets forth the responses of US BioEnergy Corporation, a South Dakota corporation (the “Company”), to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 20, 2007 (the “Comment Letter”) to Richard K. Atkinson, Senior Vice President and Chief Financial Officer of the Company, regarding the above-referenced annual report on Form 10-K (the “Annual Report”). For the convenience of the Staff, each of the Staff’s comments contained in the Comment Letter has been included below (using the same numbering scheme as in the Comment Letter) and is set forth in italics immediately prior to the corresponding response from the Company.
Form 10-K for Year Ended December 31, 2006
Item 9A. Controls and Procedures, page 52
1.	With regards to the material internal control weakness identified during the 2006 audit, please tell us whether the errors, individually or in the aggregate, had a material impact on sales or net income for any quarterly period in

United States Securities and Exchange Commission
January 7, 2008

2006. Please also provide us with a detailed analysis of the quantitative and qualitative factors in SAB 99 supporting your conclusion.
Response: The Company did complete a SAB 99 analysis and determined that the errors, individually or in the aggregate, did not have a material impact on sales or net income for any quarterly period in 2006.
     There was no effect on net sales. The following table sets forth a quantitative summary of the misstatements on net income for each quarter of 2006.

	As reported		If corrected
	(dollars in thousands except		(dollars in thousands except
	per share numbers)		per share numbers)
		Net Income		Net Income
	Net Income/	(Loss) per	Net Income/	(Loss) per
	(Loss)	share	(Loss)	share
Q1	$(1,378)	$(0.04)	$(1,355)	$(0.04)

Q2	$(1,655)	$(0.03)	$(1,058)	$(0.02)
Q2 YTD	$(3,033)	$(0.07)	$(2,413)	$(0.06)

Q3	$2,510	$0.04	$3,068	$0.05
Q3 YTD	$(523)	$(0.01)	$655	$0.01

Q4	$20,955	$0.35	$20,640	$0.35
Q4 YTD	$20,432	$0.41	$21,295	$0.42
     The majority of the unrecorded error balance resulted from the Company not capitalizing interest correctly during the construction phase. No other individual unrecorded errors were significant.
     The following qualitative measures were considered and support the Company’s conclusion that the misstatements were immaterial.
•	An item is material if there is a substantial likelihood that a reasonable person relying upon a financial report would have been influenced by the inclusion or correction of that item. The Company does not believe a reasonable investor would be influenced by the impact of the misstatement on any individual quarter or any period year to date for 2006. The Company completed an initial public offering (IPO) of the Company’s stock in the 4th quarter of 2006. The Company believes the

United States Securities and Exchange Commission
January 7, 2008

adjustments were immaterial in relation to an investor’s decision to purchase stock in the IPO. While the misstatement resulted in a net loss of $0.5 million for the nine-month period ended September 30, 2006 instead of net income of $0.6 million, both are essentially break-even for the nine-month period and immaterial considering the Company’s significant ethanol production capacity expansion underway during 2006 and the related increases in revenue and net income, which began to be realized in the 4th quarter of 2006 in which Company reported net income of approximately $21 million.

•	Management intent — Investors generally would regard as significant a management practice to over- or under- state earnings. This was an unintentional misstatement and not the intent of management to under-state earnings.

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The only significant unrecorded error was quantified by precise measurement. However, the error resulted because individual plant controllers capitalized interest with information available to them about the specific borrowings for their plant’s current construction project. The plant controllers did not have information about total interest Company-wide, which should also have been considered in determining whether interest should have been capitalized. This area now receives over-sight from corporate accounting.

•	Whether the misstatement masks a change in earnings or other trends. The misstatement if adjusted would not change the trend in earnings.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. As a new public company as of December 15, 2006, there were no expectations from analysts for this period.

•	Whether the misstatement changes a loss into income or vice versa. The misstatement did not change a loss into income or vice versa for any of the quarters or year to date, except for the 3rd quarter year to date for 2006. In the 3rd quarter year to date, if adjusted, the Company would have had an insignificant amount of net income instead of an insignificant loss. As stated previously above, the Company believes this change was immaterial in light of the Company’s significant ethanol production

United States Securities and Exchange Commission
January 7, 2008

capacity expansion and the related increases in revenue for 2006, which began to be realized in the 4th quarter of 2006.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrants’ operations or profitability. The impact of the adjustments is entirely in the Production segment, the Company’s only reportable segment. The impact to the Production segment would not be significantly different than to the Company as a whole.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. This misstatement has no effect on regulatory compliance.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. This misstatement has no effect on the Company’s compliance with loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation. This misstatement has no effect on management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction. This misstatement does not involve the concealment of an unlawful transaction.
     In addition to the above items, the Company also considered the fact that total interest cost incurred, both expensed and capitalized, is fully disclosed in the Company’s year-end cash flow statement.
     Reversal of misstatement: Management did not correct the misstatement as of December 31, 2006. It will automatically correct gradually over several years through unrecorded depreciation expense. Therefore, the misstatement will have no significant impact on any future reporting period.
2.	In light of the fact that a material weakness existed at December 31, 2006 and wasn’t identified until over two months after your year end, tell us in reasonable detail the basis for your officers’ conclusions that the Company’s

United States Securities and Exchange Commission
January 7, 2008

disclosure controls and procedures were nonetheless effective as of March 31, 2007. We note your auditors made recommendations with regards to the material weakness and recommended some processes be enhanced during the quarterly close for March 31, 2007. Please ensure that your response addresses whether or not you have implemented those recommendations and the status of the implementation.
Response: The material weakness that existed at December 31, 2006 related primarily to inaccurate accounting of capitalized interest on construction projects and deferred income taxes, and a delay in the Company’s internal financial reporting process.
     With respect to deferred taxes, during 2006, the Company failed to appropriately account for the deferred income taxes resulting from an acquisition. As of March 31, 2007, the Company had corrected its method of accounting for deferred income taxes. Also, during the first quarter of 2007, the Company out-sourced the oversight of its tax accounting to an accounting firm.
     With respect to the accounting for capitalized interest on its construction projects, as of March 31, 2007, the Company had implemented appropriate accounting procedures and internal controls surrounding the calculation and recording of capitalized interest.
     The Company completed its initial public offering in late December 2006, and prior to that time, a significant portion of the Company’s accounting resources had been devoted to the preparation and review of the Company’s registration statement and related matters. As a result of this use of the Company’s accounting resources, the Company experienced delays in its internal financial reporting process for its 2006 fiscal year, which in turn resulted in a delay in identifying the accounting issues discussed above. Prior to March 31, 2007, and consistent with its auditors’ recommendations, the Company added key accounting positions and also realigned responsibilities so that complex areas could be identified and analyzed more timely. The training for the additional staff was completed as of March 31, 2007.
     Based on the modifications to accounting procedures and internal controls that had been made with respect to the two accounting issues discussed above and the enhancements to the Company’s accounting staff as of March 31, 2007, the Company’s principal executive and financial officers concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2007.

United States Securities and Exchange Commission
January 7, 2008

Note 12: Commitments, Contingencies and Credit Risk, page F-25
3.	With regards to the sale of the build slot under a master design-build agreement with Fagen for $12.0 million, please tell us the terms of the arrangement with the third party purchaser, including the nature of consideration, any put/call features, redemptions features or contingencies, how you valued any non-cash consideration received for the build slot and how the recognition of $8.0 million and deferral of $4.0 million of the sales prices was appropriate and complies with GAAP. Provide similar information for the build slot that was contributed in exchange for the 50% interest in Grinnell as discussed in your Form 10-Q for the quarter ended March 31, 2007.
     Response:
     Sale of Fagen build slot — Pursuant to a design build agreement between the Company and Fagen Inc., Fagen agreed to build and design a specified number of ethanol plants for the Company. In December, 2006, the Company agreed with a third-party to waive its rights for one of these plants, allowing Fagen to design and build a plant for that third-party. In exchange for that waiver, the third party agreed to pay the Company $12 million in cash. There was no non-cash consideration. An $8 million non-refundable cash payment was due within three days of the execution of the agreement and the remaining $4 million in cash was due upon the mobilization of Fagen to the third party’s construction site. The Company had no other obligation related to this agreement, other than to deliver the waiver. Therefore, the $8 million was recognized in the Company’s financial statements when it was received by the Company on December 8, 2006. Payment of the remaining $4 million was contingent upon Fagen mobilization at the third-party construction site, which in turn was subject to the third party’s receipt of required debt financing for the project. Accordingly, the gain associated with the $4 million payment was not recorded until the contingency was satisfied and the payment was received by the Company on May 21, 2007. The gain was recorded in accordance with SAB 104, whereby (i) the waiver and sale agreement served as persuasive evidence of an arrangement existing (ii) delivery of the waiver by the Company to the third party evidenced the delivery, (iii) the price was fixed as stated above, with two components and (iv) as a result of the contingency, collection of the $4 million portion of the agreement was not reasonably assured as stated above.
     Contribution of build slot to Grinnell JV — In February 2007, the Company formed a joint venture with Big River Resources to build an ethanol facility at

United States Securities and Exchange Commission
January 7, 2008

Grinnell, IA (Grinnell). Upon execution of the agreement, the Company contributed $4.0 million in cash plus a Fagen build slot to the joint venture. Big River Resources also contributed $1.5 million in cash plus the site where the plant will be located. The Company’s investment in the JV was recorded at the value of the cash contributed and no value was allocated to the Fagen build slot. The Company accounts for its investment in Grinnell on a consolidated basis, because it is a variable interest entity and the Company is its primary beneficiary. APB Opinion No. 29 Accounting for Nonmonetary Transactions paragraph 4(b) states that it does not apply to a transfer of nonmonetary assets solely between companies or persons under common control, such as between a parent company and its subsidiaries or between two subsidiaries of the same parent, or between a corporate joint venture and its owners. Accordingly, such transfers and exchanges should be accounted for at the historical cost of the assets and liabilities so transferred. In the case of the Grinnell build slot, there was no carrying book value to the Company.
Company Acknowledgement
     Pursuant to the Staff’s request, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*****
     Should the Staff have any questions or comments regarding the foregoing or require additional information, please contact the undersigned at (651) 554-5040.

Very truly yours,

/s/ Richard K. Atkinson Richard K. Atkinson Senior Vice President and Chief Financial Officer, US BioEnergy Corporation

cc:	Melissa N. Rocha
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